UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of Issuer:

Thorpe LLC

Legal status of Issuer:

    Form:

    Limited Liability Company

    Jurisdiction of Incorporation/Organization:

    Texas

    Date of Organization:

    June 5, 2025

Physical Address of Issuer:

4931 Nashwood Lane, Dallas, Texas 75244, United States

Website of Issuer:

www.thorpetheseries.com

Current Number of Employees:

0

	Most recent fiscal year-end (2025)*	Prior fiscal year-end (2024)*
Total Assets	$79,875	N/A
Cash & Cash Equivalents	$4,055	N/A
Accounts Receivable	$0	N/A
Current Liabilities	$45,000	N/A
Long-Term Liabilities	$0	N/A
Revenues/Sales	$0	N/A
Cost of Goods Sold	$0	N/A
Taxes Paid	$0	N/A
Net Income/(Loss)	$(50,945)	N/A

* The Company was formed on June 5, 2025. As such, there are no results for prior periods. Exhibit B, attached hereto and made a part hereof, includes the 2025 self-certified financials for the Company.

TABLE OF CONTENTS

May 8, 2026

THORPE LLC

THORPE

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Thorpe LLC ("**Thorpe,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at www.thorpetheseries.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 8, 2026.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR, or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Thorpe LLC	
(Issuer)	
By:/s/ Barry Capece	
(Signature)	
Barry Capece	
(Name)	
Chief Executive Officer	
(Title)	

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ BC&A, LLC	
(Signature)	
By: Barry Capece, its Authorized Agent	
(Name)	
Manager	
(Title)	
May 8, 2026	
(Date)	

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 8, 2026

THORPE LLC

THORPE

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this Exhibit A and Exhibit B therein.

The Company

Thorpe LLC creates and develops intellectual property to be used to produce entertainment properties centered on the life of Jim Thorpe.

The Issuer was formed on June 5, 2025, as a Texas Limited Liability Company and is headquartered in Texas. The Issuer sells its products and services through the internet throughout the United States.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2025. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Issuer's website is www.thorpetheseries.com. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase, and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the capital needed in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Affiliates of the Company's CEO and Founder currently own all of the outstanding equity interests of the Company, and they will exercise voting control.

Affiliates of Barry Capece, the CEO and Founder of the Issuer, beneficially own all of the outstanding equity interests of the Company (the "***Capece Affiliates***"). Subject to any fiduciary duties owed to other shareholders under Texas law, the Capece affiliates may be able to exercise significant influence over matters requiring shareholder approval, including the election of directors and approval of significant Company transactions, and will have significant control over the Company's management and policies. The Capece Affiliates may have interests that are different from yours. For example, the Capece Affiliates may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, the Capece Affiliates could use their voting influence to maintain the Company's existing management, which determines the Development Projects and Productions that may be pursued by the Company.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party service providers and vendors to meet our contractual obligations and conduct our operations. Our ability to meet our obligations may be adversely affected if service providers and vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our service providers and vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights, particularly life story rights, copyrights, tradenames and trade secrets (hereinafter collectively referred to as "trade secrets"), to operate its business. The Company's intellectual property rights are unregistered and may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We cannot guarantee we will be successful in licensing, selling, producing, distributing, commercializing or exploiting our Production, or any products created in connection therewith, or that if we are able to do so, that we will make a profit.

No assurance can be given that we will be successful in licensing, selling, producing, distributing, commercializing or exploiting any Production, or any products created in connection therewith, to our targeted markets. Further, even if we do so, no assurance can be given that we will generate a profit from such sales. If we cannot generate a profit, we will have to suspend or cease operations and any investor in the Issuer may lose their entire investment.

We may not be able to implement our strategies of licensing or selling our intellectual property for production, effectively or at all.

Our growth strategy depends on our ability to successfully develop, and license or sell, Productions by leveraging the talents of our personnel, their experience and relationships with production companies and our to-be-developed proprietary business model. Entry into such licensing and/or sales of intellectual property, presents significant challenges and subjects our business to significant risks, including those risks set forth below. The inability to successfully manage these challenges could adversely affect our potential success in maximizing licensing and sales opportunities. Such failures would significantly limit our ability to grow our business and could also divert significant resources from our digital production and other businesses.

Our successful entry into the licensing or sales of our intellectual property related to the life of Jim Thorpe faces various risks and challenges, including:

- the success of our licensing or sales of Jim Thorpe intellectual property will be primarily dependent on audience acceptance of our content, which is extremely difficult to predict;

- the marketing of our Productions is capital-intensive and our capacity to generate cash from our licensed or sold Productions may be insufficient to meet our anticipated capital requirements;

- delays and increased expenditures due to creative problems, technical difficulties, talent availability, accidents, natural disasters or other events beyond the control of the production companies and distributors to whom we license or sell our intellectual property;

- the entrance of additional firms focused on Jim Thorpe content, which may result in increased competition for our audiences and for talented staff;

- the costs of producing and marketing content have steadily increased and may increase in the future, which may make it more difficult for us to generate a profit or compete against other content creators;

- production is subject to seasonal variations based on the timing of other releases, including theatrical motion picture and home entertainment content, and a short-term negative impact on business during a time of high seasonal demand (such as might result from a natural disaster or a terrorist attack during the time of one of our theatrical or home entertainment releases) could have a disproportionate effect on our results for the year;

- a strike by one or more of the labor unions or similar groups that provide personnel essential to the production of Jim Thorpe licensed or sold content could delay or halt proposed production activities;

- the strain on our personnel from the effort required to license or sell Jim Thorpe content and the time required for creative development of future content may hinder our ability to consistently release our Jim Thorpe content; and

- the profitable distribution of Jim Thorpe content depends in large part on the availability of one or more capable distributors who are able to arrange for appropriate advertising and promotion, proper release dates, and any decision by those distributors not to distribute or promote Jim Thorpe content which we have licensed or sold, or to promote competitors' content to a greater extent than they promote the licensed or sold Jim Thorpe contents, or our inability to enter into profitable distribution arrangements with such distributors, could have an adverse effect on our proposed production business.

A substantial part of our business relies upon the success and popularity of our Jim Thorpe content. If other forms of entertainment prove to be more attractive to consumers than such content, our growth and operating results could be harmed.

A substantial part of our business relies on the popularity of content around Jim Thorpe. If other forms of content, or other entertainment with which our content competes for consumers' leisure time and disposable income, such as other content or genres of conventional motion pictures, television, digital streaming services, concerts, amusement parks and sporting events, become more popular than our Thorpe content, our business and operating results could be harmed.

We cannot predict the effect that rapid technological change may have on our business or industry.

The entertainment industry in general, and the content production sector thereof in particular, are rapidly evolving, primarily due to technological developments. The rapid growth of technology and shifting consumer tastes prevent us from being able to accurately predict the overall effect that technological growth may have on our potential revenue and profitability. If we are unable to develop and effectively market new technologies that adequately or competitively address the needs of these changing industries, it could have an adverse effect on our business and growth prospects.

Piracy may affect our ability to maximize our revenues.

Piracy is extensive in many parts of the world and is made easier by technological advances. This trend facilitates the creation, transmission and sharing of high- quality unauthorized copies of Productions in theatrical release, on videotapes and DVDs, from pay-per-view through set top boxes and other devices through unlicensed broadcasts on free TV and the internet. The proliferation of unauthorized copies of these products will likely continue, and if it does, will have an adverse effect on the Issuer's business, because these products could reduce the revenue generated by the Productions. Additionally, in order to contain this problem, we may have to implement elaborate and costly security and anti-piracy measures, which could result in significant expenses and losses of revenue. There can be no assurance that even the highest levels of security and anti-piracy measures will prevent piracy. In particular, unauthorized copying and piracy are prevalent in countries outside of the U.S., whose legal systems may make it difficult for the Issuer to enforce its intellectual property rights. While the U.S. government has publicly considered implementing trade sanctions against specific countries that, in its opinion, do not make appropriate efforts to prevent copyright infringements of U.S. products, there can be no assurance that any such sanctions will be enacted or, if enacted, will be effective. In addition, if enacted, such sanctions could impact the amount of revenue generated from the international exploitation of the Productions. If enacted, such trade sanctions could impact the amount of revenue that we realize from the international exploitation of our content, depending upon the countries subject to such action and the duration of such action. If embargoes or sanctions are not enacted or if other measures are not taken, we may lose an indeterminate amount of additional revenue as a result of piracy.

The Company's business plan is based on numerous assumptions and projections that may not prove accurate.

The Company's business plan and potential growth is based upon numerous assumptions. No assurance can be given regarding the attainability of the financial projections. The Company's ability to adhere to, and implement, its business plan will depend upon the Company's ability to successfully raise funds and a variety of other factors, many of which are beyond the Company's control. Likewise, management is not bound to follow the business plan and may elect to adopt other strategies based upon unanticipated opportunities, or changes in circumstances or market conditions. All financial projections contained in the business plan are based entirely upon management's assumptions and projections and should not be considered as a forecast of actual revenues or our liquidity. Actual operating results may be materially different.

Although the Company believes the assumptions upon which the Company's business and financial projections are based have reasonable bases, the Company cannot offer any assurance that its results of operations and growth will be as contemplated. If any of the assumptions upon which these opinions and projections are based prove to be inaccurate, including growth of the economy in general and trends in our industry, these opinions and projections could be adversely affected. Prospective investors should be aware that these opinions and other projections and predictions of future performance, whether included in the business plan, or previously or subsequently communicated to prospective investors, are based on certain assumptions which are highly speculative. Such projections or opinions are not (and should not be regarded as) a representation or warranty by the Company or any other person that the overall objectives of the Company will ever be achieved or that the Company will ever achieve significant revenues or profitability. These opinions, financial projections, and any other predictions of future performance should not be relied upon by potential investors in making an investment decision.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed, we must continually improve, refresh and expand our product offerings to keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products. In addition, bringing new products to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

Our content will compete with a variety of other content and productions. We face competition with respect to any productions that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in licensing, selling, producing and marketing and thus may be better equipped than us to develop and commercialize productions. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize productions more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our productions will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our productions.

If we fail to effectively and efficiently advertise, the growth of our business may be compromised.

The future growth and profitability of our business will be dependent in part on the effectiveness and efficiency of our advertising and promotional expenditures, including our ability to (i) create greater awareness of our licensed or sold Productions, (ii) determine the appropriate creative message and media mix for future advertising expenditures, and (iii) effectively manage advertising and promotional costs in order to maintain acceptable operating margins. There can be no assurance that we will experience benefits from advertising and promotional expenditures in the future. In addition, no assurance can be given that our planned advertising and promotional expenditures will result in increased revenues, will generate levels of service and name awareness or that we will be able to manage such advertising and promotional expenditures on a cost-effective basis.

There may never be any Distributable Net Revenues.

In general, the economic performance of a Production is dependent on its domestic performance, which is a key factor in predicting revenue from other distribution channels and is determined by many factors, including the ability to license, sell and/or produce content around Jim Thorpe and develop stories and characters appealing to a broad audience and the effective marketing of the Production. The revenues to be received by the Issuer from the Productions are therefore highly uncertain and speculative. The Issuer's only source of revenue will be derived from the exploitation of the Productions. There can be no assurance that any Distributable Net Revenues will be received by the Issuer, or that after customary deductions and expenses, the Issuer will be able to distribute Distributable Net Revenues to Investors.

Calculation of Distributable Net Revenues.

The basis for the calculation of Distributable Net Revenues the Issuer will be entitled to receive from the sale, licenses or exploitation of the Development Project, or will be, detailed in one or more acquisition or licensing agreements, distribution agreement(s), and/or production agreements, none of which have yet been negotiated or finalized. The terms and conditions in the acquisition or licensing agreements, distribution agreement(s) and/or production agreement(s), will be negotiated generally in accordance with industry standards but there is no guarantee that the calculation of Distributable Net Revenues will be favorable for the Issuer and the Investors.

Uncertainty of success of the Development Project.

Distributable Net Revenues may fluctuate significantly and unexpectedly from period to period, and the results of any one period may not be indicative of the results for any future period. The Issuer cannot make, and has not made, any assurances (i) as to the amount of Distributable Net Revenues that will be or may be derived from or collected in connection with the distribution and exploitation of the Development Project, or (ii) that the Development Project will perform in any particular manner or will be favorably received.

Development Projects may never be produced.

The proceeds from this Offering will be used to develop, license and/or sell a singular Development Project, the manner of which will be determined solely by the Issuer. If the Development Project has been licensed or sold to a third party to develop a Production, the Issuer will use commercially reasonable efforts to cause the licensor or purchaser to raise production financing to produce such Development Project. However, there is no assurance that the Issuer will be successful in licensing or selling the Development Project to a third party, therefore producing, any Production. If the Development Project is not licensed or sold, and nothing is produced, then Investors risk a total loss of their investments.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulations are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security, such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud, could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company r's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The cable/media/television/internet/entertainment industry is subject to extensive legislation and regulation at the federal and local levels and, in some instances, at the state level. Many aspects of such legislation and regulation are currently the subject of judicial and administrative proceedings, legislative and administrative proposals, and lobbying efforts by us and our competitors. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

BUSINESS

Description of the Business

Thorpe LLC creates and develops intellectual property to be used to produce entertainment properties centered on the life of Jim Thorpe.

Business Plan

The Company provides various writing, research, storyboarding, legal protection, administrative management and coordination, and various creative services to create and develop scripts and ancillary creative intellectual property focused on Jim Thorpe, that will be licensed, sold, or optioned for film production and exploitation.

The Company expects that it will most likely license or sell (partially or fully) its intellectual property rights. It is possible that the Issuer, as creator/writer and developer, might negotiate a position as co-producer on a Development Project. Also, the Company's substantial owner, Verily Storyworks, LLC, could also choose to raise capital under a subsidiary or affiliated entity to produce or co-produce a Development Project as well, and in such case, a license agreement between Verily Storyworks, LLC and the Company would be negotiated on an arms-length basis.

The Company plans to grow its business by hiring writers and creators to develop the Jim Thorpe Story into valuable Intellectual Property and Development Projects and leveraging its expertise to license, sell or option its intellectual property to maximize its Development Projects. Any capital we raise in the future will enable us further build out our operations and infrastructure to meet these objectives, as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Jim Thorpe-based Development Projects	Create and develop scripts and ancillary creative intellectual property focused on Jim Thorpe, that will be licensed, sold, or optioned for film production and exploitation.	Enthusiasts of Jim Thorpe and his accomplishments.

Competition

Currently there are no direct competitors focused on the subject matter of Jim Thorpe. However, the Company competes against content creators across the non-fiction and fiction genres.

Customer Base

The primary customer base for the Company are enthusiasts of Jim Thorpe and his accomplishments, including those in college and pro football, professional baseball, track and field, all-around sports, and the Olympics, along with those focused on Native American interests.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

The Company currently does not have any registered patents or trademarks.

All intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Barry Capece	Founder and CEO	Founder and CEO of Thorpe LLC, 2025 – Present Responsible for general CEO responsibilities Founder and CEO of Verily Storyworks, LLC, 2025 - Present Innovative content and IP development company adapting true-life stories into film, television, and streaming media. Responsible for strategy, oversight, direction, hiring, financial decisions, and general CEO responsibilities Founder, Lead Consultant, Attorney for BC&A, LLC, 2002 - Present BC&A, LLC provides a full spectrum of business, legal, administrative management and market counsel and strategies to select entrepreneurial ventures. Responsible for management and CEO oversight; lead consultant to company clients.	Penn State University: BS, Accounting and Business/Management South Texas College of Law: JD, Law
Callie De Quevedo	Chief Marketing Officer	Chief Marketing Officer of– Thorpe LLC, 2025 – Present Responsible for sales and marketing initiatives. Chief Marketing Officer of Rubystone LLC, 2024 - Present Represent U.S.-based social and Sweepstakes gaming portfolio with 4 brands: B2C (PeakPlay, Ruby Sweeps, Gold Slips) and B2B (SCION) verticals, operating in 40+ U.S. states. ● Spearhead all marketing, branding, acquisition, and retention strategies for Rubystone's flagship B2C brand, PeakPlay, and its white-label B2B platform, SCION. ● Architected and executed Rubystones' go-to-market strategy across paid, owned, and earned media, influencer marketing, strategic partnerships, and lifecycle marketing. ● Built the PeakPlay brand from inception and led the creative direction of all brand assets, including naming, visual	Master of Arts in Communication Management & Entertainment Marketing: The University of Southern California, Annenberg School for Communication and Journalism Bachelor of Arts in Communications & Communication Management: Trinity University | Summa Cum Laude & Dean's List

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identity, and user acquisition funnels.

● Developed and launched full-stack marketing and player development campaigns across CRM, social, paid digital, influencer, and affiliate channels.

● Drive company narrative for investor decks, SPGA policy work, and regulatory positioning within sweepstakes-compliant frameworks.

Chief Marketing Officer of Game Play Network, 2020 - 2024

iGaming company with the largest available market for online gambling in the U.S.

● Achieved exponential growth in monthly net gaming revenue (eNGR) over 500%, net gaming revenue per player (NGRPP) from $42 per player to $115 per player and 4x the number of daily active users within the first 4 months of product launch with limited marketing budget and resources.

● Relentlessly drove ADU growth and increased LTV to maintain a leading market position.

● Strategically scaled marketing budgets, teams and channels to exceed KPIs and growth metrics.

● Led the creative direction for all aspects of corporate and product branding including brand identity, product design, marketing, advertising, promotions, events and content/ social.

● Led all aspects of communications at enterprise and product levels including investor communications, employee communications, product messaging, PR, advertising, digital marketing and social media.

● Oversaw all aspects of program performance and player development campaigns including loyalty marketing, retention, reactivation, user acquisition, special events, promotions, and the launch of High-Value Player/ VIP programs.

● Ensured ongoing compliance with iGaming and horse racing industry regulations in everything we do.

● Recruited, managed, and mentored high-performing, cross-functional teams; both internally and among third-party resources.

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Biographical Information

Barry Capece: Barry is the Founder and CEO of the Company. He is a diversified entrepreneur, attorney, business leader and seasoned venture strategist and catalyst who has successfully guided companies and clients in a wide array of disciplines. Barry has over 35+ years of experience in executive leadership, with an extensive background in venture start-ups, corporate finance, IP development and exploitation, innovative business strategies, advanced technologies, deal analysis, negotiations and corporate governance. He has particular expertise in the film, music, and entertainment industry, where he served in various capacities as a CEO, founding principal, lead counsel, producer, executive producer, board member, fund raiser, or mentor.

Barry has a deep passion for redeeming value storytelling and creative writing, faith-based initiatives, and working with entrepreneurs and visionaries with game-changing ideas. He currently resides in Dallas and is a graduate of Penn State University and South Texas College of Law.

Callie De Quevedo: Callie is the Chief Marketing Officer for the Company. She is an award-winning C-level executive with two decades of experience executing marketing campaigns for global entertainment and blue-chip brand clients in the world's most competitive markets. Callie leads each new project and team, drawing upon expertise in high-performance industries including tech, entertainment, iGaming, hospitality, and sports marketing. Callie's client portfolio includes an array of iconic brands, including Apple, Netflix, Hulu, Amazon Studios, Yahoo, MGM Resorts International, Wynn Resorts, Cirque du Soleil, NBC, Disney, Fox, Hallmark, Fandango, and the NBA.

Callie began her career in PR with such prestigious companies as Wynn Resorts, Cirque du Soleil, NBC, Disney, and Fox. She is a graduate of the USC Annenberg Master of Communication Management program and resides in Los Angeles.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not have any employees. The Company utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's equity interests consist of 100,000 authorized Common Units (the "*Common Units*"). As of the date of this Form C-AR, there are 100,000 Common Units issued and outstanding.

Outstanding Equity Interests

As of the date of this Form C-AR, the Company's outstanding equity interests consist of:

Type	Common Units
Amount Outstanding	100,000
Voting Rights	One vote per Common Unit
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company does not have any outstanding Options, SAFEs, Convertible Notes or Warrants. The Company has issued the below Security that is outstanding:

Type	Revenue Participation Interests
Amount Outstanding	87,623*
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A

*Includes $1,718 in Revenue Participation Interests issued to the Intermediary as a commission.

Outstanding Debt

As of the date of this Form C-AR, the Company has the following debt outstanding:

Type	Loan with Verily Storyworks, LLC
Principal Amount Outstanding	$0
Interest Rate and Amortization Schedule	4% Accrued interest and principal due at maturity
Description of Collateral	None.
Maturity Date	June 5, 2027

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Verily Storyworks, LLC*	98,000 Common Units	98%

*BC&A, LLC, the Manager of the Company, is the beneficial owner of this entity and its authorized agent, Barry Capece, is the CEO of the Company.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Units	$10,000	100,000	General Working Capital	June 25, 2025	Section 4(a)(2)
Revenue Participation Interests	$87,623*	55 investors	General Working Capital	February 3, 2026	Regulation CF

*Includes $1,718 in Revenue Participation Interests issued to the Intermediary as a commission.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>, in addition to the following information.

Cash and Cash Equivalents

As of March 31, 2026, the Company had an aggregate of $29,442 in cash and cash equivalents, leaving the Company with approximately 4 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In February 2026, the Company completed an offering of Revenue Participation Interests pursuant to Regulation CF and raised $85,905 (excluding $1,718 in Revenue Participation Interests issued to the Intermediary as a commission).

The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities were priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

a) On June 5, 2025, the Company received an unsecured loan in the amount of $45,000 from Verily Storyworks, LLC, owner of 98% of the outstanding Common Units of the Company. This loan bears interest at a rate of 4% per annum, does not require monthly or set payments and matures on June 5, 2027. The current balance is $0.

b) Verily Storyworks, LLC will provide creative, financial and operational support to the Company through a services agreement negotiated on an arms-length basis.

c) BC&A, LLC will provide administrative and managerial support to the Company as its managing member.

EXHIBIT B
FINANCIALS (UNAUDITED)
(EXHIBIT B TO FORM C-AR)
May 8, 2026

THORPE LLC

THORPE

Consolidated Balance Sheet
As of December 31, 2025 (Unaudited)

ASSETS

Current Assets	
Cash and cash equivalents	$4,055
Accounts receivable, net	$75,820
Prepaid expenses and other current assets	
Total Current Assets	**$79,875**
Non-Current Assets	
Intangible assets, net	
Other non-current assets	
Total Non-Current Assets	**-**
TOTAL ASSETS	**$79,875**

LIABILITIES AND MEMBERS' EQUITY (DEFICIT)

Current Liabilities	
Accounts payable	$45,000
Accrued liabilities	$
Other current liabilities	
Total Current Liabilities	**$45,000**
Non-Current Liabilities	
SAFE agreements (liability)	
Other non-current liabilities	
Total Non-Current Liabilities	**-**
TOTAL LIABILITIES	**$45,000**
Members' Equity/ (Deficit)	
Capital contribution	$10,000
Capital distribution	
Retained Earnings/Accumulated deficit	$24,875
Total Stockholders' Equity (Deficit)	**$34,875**
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$79,875**
Balance Check (should be zero)	**($0)**

Consolidated Statement of Operations
For the Period from Inception (June 30, 2025) to December 31, 2025 (Unaudited)

REVENUE

Revenue	
Total Revenue	**-**

OPERATING EXPENSES

General and administrative	$2,500
Research and development	
Sales and marketing	$38,445
Technology and infrastructure	
Legal and professional fees	$8,500
Other operating expenses	$1,500
Total Operating Expenses	**$50,945**
Operating Loss	**($50,945)**

OTHER INCOME / (EXPENSE)

Interest expense	
Other income / (expense), net	
Total Other Income / (Expense)	**-**
Net Loss Before Income Taxes	**($50,945)**
Income tax provision	
NET LOSS	**($50,945)**